October 1, 2019

VIA EDGAR AND ELECTRONIC MAIL

Division of Corporation Finance

Office of Consumer Products

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jacqueline Kaufman, Staff Attorney
Mara Ransom, Assistant Director

Re:	Equitrans Midstream Corporation
Form 10-K for the fiscal year ended December 31, 2018
File No. 001-38629
Filed February 14, 2019

Dear Mses. Kaufman and Ransom:

On behalf of Equitrans Midstream Corporation, a Pennsylvania corporation (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission set forth in your letter dated September 23, 2019 (the “Comment Letter”) regarding the above-referenced Form 10-K (the “Form 10-K”).

For the convenience of the Staff, the comment from the Comment Letter is restated below in italics prior to the response to such comment.

Annual Report on Form 10-K

General

1.              We note that your forum selection provision identifies state and federal courts sitting in the judicial district of the Commonwealth of Pennsylvania as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and  regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please revise your Form 10-K in the future to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please revise in the future to state as much.

Response:  The Company acknowledges the Staff’s comment and respectfully advises the Staff that the choice of forum provision does not apply to any actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.  The Company further respectfully advises the Staff that it will reference such inapplicability in its future disclosures relating to the choice of forum provision.

We appreciate the Staff’s comment and request that the Staff contact Stephen M. Moore, Senior Vice President and General Counsel of the Company, at (412) 553-5783 or smoore@equitransmidstream.com with any questions or comments regarding this letter.

Sincerely,

EQUITRANS MIDSTREAM CORPORATION

By:	/s/ Kirk R. Oliver
Name: Kirk R. Oliver
Title: Senior Vice President and Chief Financial Officer

cc:                                Stephen M. Moore (Equitrans Midstream Corporation)

Mollie Duckworth (Baker Botts L.L.P.)